U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549                                OMB APPROVAL
Form 3                                                OMB Number: 3235-0104
                                                      Expires:September 30,1998

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES Filed pursuant to Section 16(a)of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
   Wallace, William H.
   P.O. Box 1568
   Blanco, Texas 78606

2. Date of event Requiring Statement (month/day/year)

   05/26/00

3. IRS or Social Security Number of Reporting Person

   ###-##-####

4. Issuuer Name and Ticker of Trading Symbol

   Abraxas Petroleum Corporation    AXAS

5. Relationship of Reporting Person(s) to Issuer

  ( ) Director             ( ) 10% Owner
  (X) Officer (give        ( ) Other (specify
          title below)                below)
          Vice President - Operations

6. If Amendment, Date of Original (month/day/year)

7. Individual of Joint/Group Filing

        (X) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person


             Table I - Non-Derivative Securities Beneficially Owned
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1. Title of Security                 2. Amount of Securities   3. Ownership           4. Nature of Indirect Beneficial Ownership
    (Instr. 4)                          Beneficially Owned        Form: Direct          (Instr. 5)
                                        (Instr.4)                 (D) or Indirect
                                                                  (I) (Instr. 5)
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
Abraxas - Common Stock                  5025                      D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 Table ll - Derivative Securities Beneficially Owned (e.g. put, calls, warrants, options, convertible securities)

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1. Title of Derivative Security     2. Date Exer-     3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of
    (Instr. 4)                         cisable and       Underlying Derivative Security      sion or   ship Form      Indirect
                                       Expiration        (Instr 4)                           Exercise  of Deriva-     Ownership
                                       Date                                                  Price of  tive           (Instr. 5)
                                     (Month/Day/Year)                                        Deri-     Security
                                    ---------------------------------------------------      vative    Direct (D)
                                     Date    Expira-                         Amount of       Security  or
                                     Exer-   tion             Title          Number of                 Indirect(I)
                                     cisable Date                            Shares                    (Instr. 5)
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

Option for common shares              (1)    1/02/06     Common Stock          2,000        2.06         D
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Option for common shares              (2)    03/07/06    Common Stock          2,000        2.06         D
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Option for common shares              (3)    11/20/06    Common Stock          4,000        2.06         D
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Option for common shares              (4)    01/14/08    Common Stock          2,500        2.06         D
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Option for common shares              (5)    11/19/08    Common Stock         10,000        2.06         D
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Option for common shares              (6)    11/18/09    Common Stock         30,000        1.41         D
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Option for common shares              (7)    03/01/10    Common Stock         97,972        5.03         D
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
Explanation to Responses:
(1)The option vests in four equal annual installments beginning on 1/2/97
(2)3/7/97   (3)11/20/97
(4)1/14/99  (5)11/19/99
(6)11/18/00 (7)03/01/01


William H. Wallace
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**Signature of Reporting Person

 October 19, 2000
 Date

 ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not Page 2 required to respond unless the form displays a currently valid OMB Number. SEC 1473 (7-96)